

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Chris Showalter
Chief Executive Officer
Lifezone Metals Limited
Commerce House
1 Bowring Road
Ramsey, Isle of Man, IM8 2LQ

        **Re: Lifezone Metals Limited**
           **Registration Statement on Form F-3**
           **Filed August 1, 2024**
           **File No. 333-281189**

Dear Chris Showalter:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc:    Christopher Lapp, Esq.